SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

ACCIDENTAL DEATH BENEFIT RIDER

(Additional Benefit Payable Only in the Event of Death by Accident)

This rider is effective if it is shown in section I of this Policy as a supplemental benefit. It is part of, and subject to the other terms and conditions of, this Policy. If this rider is added after this Policy is issued, its effective date will be shown on the form that adds it to this Policy. If this rider is added at the same time this Policy is issued, it will take effect at the same time this Policy takes effect.

Accidental Death

"Accidental Death" is the death of the Insured as the direct result, independent of all other causes, of: a) an injury sustained solely by external or violent accident, or b) an accidental drowning.

Benefit

We will pay the Accidental Death benefit shown in section 1 of this Policy when we receive Due Proof that the Accidental Death occurred:

while this rider was in force; and

on or after the Insured's first birthday, and

within ninety days after the date of the accident.

The amount of the benefit shown for this rider in Section 1 of this Policy will not change if the Specified Face Amount is changed, unless You request a change.

Excluded Risks

We will not pay an Accidental Death benefit if the death of the Insured is caused by or is the result of any of the following:

suicide, whether the Insured is sane or insane;

any gas, poison, drug or medicine, whether injected, inhaled, absorbed or otherwise taken voluntarily (other than as the result of an occupational accident, or unless taken as prescribed by a duly licensed physician);

any bodily or mental infirmity, disease or infection (unless the infection occurs at the same time as and is the result of any accidental cut or wound);

committing or attempting to commit an assault felony or other illegal act;

participating in a riot, civil commotion, insurrection, war or the hostile action of the armed forces of any country;

participation in the training or operations of any armed forces during a state of war or armed conflict riding in, descending from or being exposed to any hazard incident to any kind of aircraft if the Insured: was receiving any form of aeronautical instruction; was being flown for a parachute descent; was a member of any armed forces (and the aircraft was under the control or charter of such force); or had any duties to perform in connection with the aircraft.

Monthly Rider Cost

The monthly cost of this rider is shown in Section 1 of this Policy. This cost is part of the Monthly Cost of Insurance described in the Account Value section of this Policy.

Termination

This Rider will terminate on the earlier of:

the Anniversary nearest to the Insured's 70th birthday; or

the date that this Policy terminates in accordance with its Grace Period provision.

President

VUL99-ADB-NY SLPC #4941